BRAZOS MUTUAL FUNDS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of December 1, 2008 by and between Brazos Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of each series and class listed in Appendix A (each, a “Portfolio and, collectively the “Portfolios”), which may be amended from time to time, as attached hereto, each a series of the Trust, and the Advisor of the Portfolios, BRAZOS CAPITAL MANAGEMENT, L.P. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Portfolios pursuant to the terms and provisions of the Investment Advisory Agreements dated June 25, 1999, as amended, between the Trust and the Advisor, on behalf of the Micro Cap Portfolio, Small Cap Portfolio, and Growth Portfolio; and the Investment Advisory Agreement dated October 14, 1999, as amended, between the Trust and the Advisor, on behalf of the Mid Cap Portfolio (each an “Investment Advisory Agreement,” and collectively, the “Investment Advisory Agreements”); and

WHEREAS, each Portfolio is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to its Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Portfolio’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Portfolios) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Advisor hereby agrees to waive all or a portion of its agreed to advisory fees with respect to the Portfolios under each Portfolio’s respective Investment Advisory Agreement, and/or reimburse the Portfolios for Operating Expenses each incurs (if necessary) to the extent necessary to ensure that the total Operating Expenses of the Portfolios do not exceed the amounts listed in Appendix A (the “Annual Limits”) with respect to each Portfolio and each Class, through March 30, 2010.  Annual Limits can be altered only with a majority vote of the Board of Trustees of the Trust.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to a Portfolio and Class is defined to include all expenses necessary or appropriate for the operation of a Portfolio, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, Acquired Fund Fees and Expenses, and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as indemnification and litigation.  For purposes of this Paragraph 2, “Acquired Fund Fees and Expenses” means the indirect fees and expenses that a Portfolio incurs from investing in the shares of other registered or unregistered investment companies.

3.      Reimbursement of Fees and Expenses.  The Advisor retains its right to receive reimbursement of any fee waiver and/or expense payments paid by it pursuant to this Agreement, made in the prior three years, provided that after giving effect to such reimbursement, total Operating Expenses (excluding all front-end or contingent deferred loads, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, Acquired Fund Fees and Expenses, and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as indemnification and litigation, and other costs incurred in connection with the purchase and sale of securities and extraordinary items) of the Portfolios do not exceed the Annual Limits listed in Appendix A with respect to each Portfolio and each Class.  If the actual expense ratio is less than the Annual Limit and the Advisor has recouped any eligible previous payments, the Portfolio will be charged only such lower expenses.

4.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect until the termination date indicated on Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Portfolios, upon sixty (60) days written notice to the Advisor.  This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to each Portfolio listed in Appendix A, if the Investment Advisory Agreement for that Portfolio is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Portfolio.  No shareholder approval is required to terminate or amend this agreement.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Other Agreements.  This Agreement supersedes any prior Operating Expense Limitation Agreement between the parties relating to the periods covered by this Agreement

9.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

BRAZOS MUTUAL FUNDS	BRAZOS CAPITAL MANAGEMENT, L.P.

By: /s/ Robin C. Thorn	By: /s/ James M. Cuellar

Print Name: Robin C. Thorn	Print Name: James M. Cuellar

Title: President	Title: Partner

Appendix A

Operating Expense Limit
Portfolio	Class N	Class Y	Termination Date
Brazos Micro Cap Portfolio	1.90%	1.60%	March 30, 2010
Brazos Small Cap Portfolio	1.65%	1.35%	March 30, 2010
Brazos Mid Cap Portfolio	1.55%	1.20%	March 30, 2010
Brazos Growth Portfolio	1.55%	1.20%	March 30, 2010

Dated: March ___, 2009